Exhibit 99.1

Eco Wave Power Successfully Completes Operational Testing and

Lowers Floaters into the Water for the First Time – in a Live

Exclusive Broadcast by Good Morning America

Los Angeles, California – (August 27, 2025) – Eco Wave Power Global AB (publ) (NASDAQ: WAVE), a leading onshore wave energy technology company, is proud to announce that its U.S. pilot project at the Port of Los Angeles has successfully completed operational testing and achieved a historic milestone: the lowering of its innovative floaters into the water for the very first time. This major moment was broadcasted live and exclusively by Good Morning America, marking unprecedented national visibility for the advancement of wave energy technology.

The milestone follows the finalization of all installation works at the project site, including:

●	Full installation of all wave energy floaters

●	Connection of hydraulic pipes and supporting infrastructure

●	Placement of the onshore energy conversion unit

With installation completed, Eco Wave Power has now officially entered the operational phase of its U.S. journey. The company will host a formal unveiling ceremony on September 9, 2025, at AltaSea at the Port of Los Angeles.

Ginger Zee From Good Morning America

“Seeing our floaters lowered into the water for the first time — and having it shared live on Good Morning America — is a moment of great pride, not only for Eco Wave Power but for the future of clean energy innovation,” said Inna Braverman, Founder and CEO of Eco Wave Power. “This pilot station is a vital step in demonstrating how wave energy can be harnessed using existing marine infrastructure, while laying the groundwork for full-scale commercialization in the United States.”

The Los Angeles project is designed as a demonstration station, with the following objectives:

●	Showcase Eco Wave Power’s patented onshore technology in U.S. marine conditions

●	Support environmental monitoring and regulatory processes in collaboration with local stakeholders and authorities, including the U.S. Army Corps of Engineers

●	Serve as an educational hub for industry partners, regulators, and potential customers

●	Establish a foundation for future grid-connected commercial wave energy projects in the U.S.

Eco Wave Power partnered with California-based companies to bring this project to life:

●	All-Ways Metal, a woman-owned fabrication company, produced the innovative floaters

●	C&S Welding Inc., a family-owned Wilmington contractor with nearly two decades of experience in port and marine infrastructure, performed the installation

For the full coverage by Good Morning America, please see:

https://www.goodmorningamerica.com/video/124947412

About the Port of Los Angeles Project

Eco Wave Power’s patented onshore wave energy system attaches floaters to existing marine structures. The up-and-down motion of the waves drives hydraulic cylinders, which send pressurized fluid to a land-based energy conversion unit that generates electricity.

Key advantages include:

●	No footprint on the seabed, minimizing environmental impact

●	Modular, low-maintenance design optimized for ports and coastal environments

This high-visibility pilot forms a key part of Eco Wave Power’s U.S. commercialization strategy and strengthens the company’s 404.7 MW global project pipeline, which also includes upcoming operational sites in Taiwan, India, and Portugal, alongside its grid-connected station in Israel.

About Eco Wave Power Global AB (publ)

Eco Wave Power (NASDAQ: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the company developed and operates Israel’s first grid-connected wave energy power station-recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India-contributing to a growing project pipeline of 404.7 MW.

The company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its expectation that the pilot station is a vital step in demonstrating how wave energy can be harnessed using existing marine infrastructure, while laying the groundwork for full-scale commercialization in the United States and its expectation that the Company’s first U.S. wave energy project will be unveiled on September 9th. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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